

13002502

No Act

P.E. 4/2/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Willie C. Bogan
McKesson Corporation
willie.bogan@mckesson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 04-17-13

Re: McKesson Corporation
Incoming letter dated April 2, 2013

Dear Mr. Bogan:

This is in response to your letter dated April 2, 2013 concerning the shareholder proposal submitted to McKesson by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated April 15, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Enclosure

cc: Louis Malizia
International Brotherhood of Teamsters
lmalizia@teamster.org

April 17, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated April 2, 2013

The proposal urges the board of directors to adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards.

There appears to be some basis for your view that McKesson may exclude the proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal refers to the "New York Stock Exchange listing standards" for the definition of an "independent director," but does not provide information about what this definition means. In our view, this definition is a central aspect of the proposal. As we indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), we believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if McKesson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

1934 Act/Rule 14a-8

April 15, 2013

VIA EMAIL: (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to McKesson Corporation by the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

By letter dated April 2, 2013, McKesson Corporation ("McKesson" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if McKesson omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Teamsters General Fund (the "Proponent").

The Proposal requests that McKesson adopt a policy that the Board's chairman be an independent director. McKesson claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(3) and 14a-9, as it is vague and indefinite because the Proposal does not contain a definition of independent director. The Proponent disagrees with the Company's argument for reasons explained below.

The Proposal Was Neither Vague Nor Indefinite When It Received A Majority Vote at McKesson in 2012 and the 2013 Version That Refers to McKesson's Own Definition of Independent Director Gives Shareholders More Certainty, Not Less

The Proponent submitted a similar proposal to McKesson the previous year, which shareholders approved with a majority vote of 52%. It is disheartening that in response to a clear mandate from shareholders the Company not only failed to respond but chooses to challenge the proposal this year on dubious grounds.

The 2012 shareholder proposal did not offer **any** reference to a definition of an independent chairman. The resolved clause of the proposal stated:

> Resolved: The shareholders of McKesson Corporation (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

The resolved clause of the 2013 Proposal at issue here is identical, except for the addition of a clause that defines independent director by referring to the definition of the New York Stock Exchange listing standards ("NYSE):

> Resolved: The shareholders of McKesson Corporation (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director **according to the definition set forth in the New York Stock Exchange listing standards, unless the Company's common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply.** The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman. (Emphasis added.)

According to McKesson's own 2012 Proxy Statement, this is the same standard the Company uses to determine the independence of directors. On page 13 of its 2012 Proxy Statement, under the heading **Director Independence**, the Company states:

> Under the Company's Corporate Governance Guidelines, the Board must have a substantial majority of directors who meet the applicable criteria for independence **required by the NYSE.** The Board must determine, based on all relevant facts and circumstances, whether in its business judgment, each director satisfies the criteria for independence, including the absence of a material relationship with the Company, either directly or indirectly. Consistent with **the continued listing requirements of the NYSE,** the Board has established standards to assist it in making a determination of director independence. (Emphasis added.)

On pages 13-14 of the 2012 Proxy Statement McKesson then goes on to provide an explanation of how it is applying the NYSE listing requirements on independent director in words that exceed the 500 word limit for shareholder proposals.

McKesson, which made no attempt to exclude the 2012 Proposal that contained **no** definition of an independent director, is now illogically claiming in its letter (page 7) that the 2013 Proposal should be excluded because "stockholders would not be able to **determine with any reasonable certainty what actions or measures the Proposal requires.**" (Emphasis added.)

How can McKesson claim that the 2013 Proposal does not with reasonable certainty ask that the Board adopt a policy that the chairman be an independent director as defined by the NYSE listing requirement or another exchange if the Company ceases being listed on the NYSE?

McKesson speciously attempts to do this by arguing in its letter (pages three to six) that the 2013 Proposal seeks to impose a standard of independence by referring to a set of external guidelines without sufficiently describing the substantive provisions of the external guidelines.

But McKesson obviously understands the substantive provisions of the NYSE listing guidelines as proven by its numerous references to them in its 2012 proxy statement. Presumably it will repeat these same substantive references in its 2013 proxy statement for the benefit of shareholders. And if McKesson feels it is necessary, it can expand on those substantive details in its response to the 2013 Proposal in the 2013 Proxy Statement.

The providing of such detail is not the burden of the Proponent. As a general matter, the SEC Staff has not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals. See e.g., *Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

On pages three to six of its letter, McKesson cites a series of recent no action decisions that allowed companies to exclude independent chair proposals that only referenced external guidelines. However, SEC Staff Bulletin No. 14, dated July 13, 2001, page six states that the Staff will "consider the specific arguments asserted by the company and the shareholder" and that "[the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter." The factual circumstances and arguments of each case can obviously vary and dictate different outcomes.

Proponent submits it is worth noting that in 2012 there were 16 shareholder proposals seeking an independent chair that went to a vote and only referenced a stock exchange listing as a definition of independency: American Express Company, Amgen, Anadarko Petroleum Corporation, Chevron Corporation, Comcast Corporation, Dean Foods, Frontier Communications Corporation, Janus Capital Group, Inc., Johnson & Johnson, JPMorgan Chase & Co.; Limited Brands, Inc., Lockheed Martin Corporation, News Corporation, Northern Trust Corporation, Parker-Hannifin Corporation, and Pioneer Natural Resources Company.

Obviously, this version of the independent chairman proposal is widely used by shareholders and commonly accepted by companies.

The proponent submits that the critical question here is not whether shareholders can pass a quiz on the details of the NYSE definition of an independent director or any other exchange to which it might subsequently belong. The question here is whether shareholders know with reasonable certainty that the proposal asks McKesson to adopt a policy that its chairman meet the NYSE definition of an independent director or any other exchange to which it might subsequently belong. And the answer to that question is an obvious and indisputable YES.

In the Alternative, Pursuant to Section E of SEC Staff Legal Bulletin No. 14, dated July 13, 2001, Proponent Is Willing to Revise the Proposal

As established above, the Proponent believes that the 2013 Proposal is neither vague nor indefinite and that it would be a subversion of the 14(a)-8 process if McKesson was allowed to exclude from its 2013 proxy materials a proposal that provides more certainty to shareholders than the 2012 version of that same proposal which received a majority vote.

Nonetheless, in the alternative, if the SEC Staff believes it would be helpful to shareholders, the Proponent is willing to revise the 2013 Proposal pursuant to Section E of SEC Staff Legal Bulletin No. 14, dated July 13, 2001, which states revisions are permitted where Companies request no action relief based on Rule 14a-8(i)(3) under the following circumstances: "If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. **Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.**" (Emphasis added.)

Neither McKesson nor 52% of its voting shareholders had any objection to the 2012 version of the proposal that did not contain any reference to any definition of independent director. A no action request by Dean Foods to a similar proposal lacking any definition was denied, *Dean Foods* (March 7, 2013). If the SEC Staff believes it is appropriate to clarify the Proposal, the Proponent is willing to drop the following clause from the 2013 Proposal so that it matches the 2012 version:

> "according to the definition set forth in the New York Stock Exchange listing standards, unless the Company's common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply."

Or, as another alternative, the Proponent notes that McKesson's letter cites a string of no action decisions which suggest that the phrase "who had not previously served as an executive officer of the company" transforms a proposal that references a stock exchange listing definition of independence from vague and indefinite to clear and explicit. *PepsiCo, Inc.* (February 2, 2012), *Reliance Steel & Aluminum Company* (February 2, 2012), *Sempra Energy* (February 2, 2012), *General Electric Company (Steiner)* (January 10, 2012, *recon. denied* February 1, 2012); and, *Allegheny Energy, Inc.* (February 12, 2010). If the SEC Staff believes it is appropriate to clarify the Proposal, the Proponent is willing to revise the opening sentence of the Proposal by adding this phrase as follows:

> "The shareholders of McKesson Corporation (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards, unless the Company's common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply, **who had not previously served as an executive officer of the Company."**

These alternative offers to revise the 2013 Proposal are not an attempt to file a second proposal. The Proponent is simply seeking permission from the SEC Staff, if the Staff feels it is appropriate, to clarify the existing proposal pursuant to the express provisions of Section E of SEC Staff Legal Bulletin No. 14, dated July 13, 2001.

The concept of an independent chairman of the board is not a confusing one and McKesson shareholders demonstrated their understanding of the Proposal through their majority vote in support of it last year. Further, the Proposal will appear in the very same proxy materials containing the Company's own definition of independent director, which also references NYSE's definition.

For the foregoing reasons, the Proponent believes that the relief sought in McKesson's no action letter should not be granted. If you have any questions, please feel free to contact Carin Zelenko, Director of the International Brotherhood of Teamsters' Capital Strategies Department, (202) 624-8100 or email, czelenko@teamster.org.

Sincerely,



Ken Hall
General Secretary-Treasurer

KH/cz

cc: Willie C. Bogan, Associate General Counsel and Secretary, McKesson Corporation
Willie.Bogan@McKesson.com

Willie C. Bogan Associate General Counsel and Secretary

1934 Act/Rule 14a-8

April 2, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by the International Brotherhood of Teamsters General Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Proponent") under cover of a letter dated February 7, 2013.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Materials on the grounds that the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore excludable in reliance on the provisions of Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company has: (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2013 Proxy Materials with the Commission and (ii) concurrently sent a copy of this correspondence to the Proponent. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D,* the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D,* the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by e-mail to willie.bogan@McKesson.com.

I. The Proposal

The Proposal constitutes a request that the Company's stockholders approve the following resolution:

> **RESOLVED**: The shareholders of McKesson Corporation (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards, unless the Company's common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

The text of the Proposal is followed by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal attached hereto as Exhibit A.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal*

Bulletin No. 14B (September 14, 2004); *see also Dyer v. SEC, 287 F.2d 773*, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has concurred with the exclusion of stockholder proposals that, like the Proposal, have sought to impose a standard of independence for the board chairman by reference to a particular set of guidelines when the proposal or supporting statement has failed to sufficiently describe the substantive provisions of the external guidelines. For example, in *WellPoint, Inc.,* (February 24, 2012, *recon. denied* March 27, 2012) the stockholder proposal was nearly identical to the Proposal in requesting that the Wellpoint board of directors adopt a policy that the board's chairman be "an independent director according to the definition set forth in the New York Stock Exchange ('NYSE') listing standards, unless Wellpoint's common stock ceases being listed on the New York Stock Exchange and is listed on another exchange, at which time that exchange's standard of independence should apply." In its no-action request, Wellpoint stated that the proposal relied upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the Proposal, but failed to describe the substantive provisions of that standard. In concurring with the exclusion of the proposal under Rule 14a-8(i)(3), the Staff concurred with Wellpoint's argument that the proposal was so vague and indefinite that neither stockholders nor the company would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. The Staff has reaffirmed this position by concurring with the exclusion under Rule 14a-8(i)(3) of several proposals that sought to impose the New York Stock Exchange standard of independence for the board chairman, but failed to explain the substantive provisions of that standard. *See, e.g., The Clorox Company* (August 13, 2012); *Harris Corporation* (August 13, 2012); *The Procter & Gamble Company* (July 6, 2012, *recon. denied* September 20, 2012); *Cardinal Health, Inc.* (July 6, 2012); and *Mattel, Inc.* (February 9, 2012).

More recently, in *Chevron Corporation* (March 15, 2013), the Staff concurred with the exclusion of a proposal that, like the proposal in *Wellpoint*, is substantially identical to the Proposal. In particular, the proposal in *Chevron Corporation* requested that the Chevron board of directors adopt a policy that the board's chairman be "an independent director according to the definition set forth in the New York Stock Exchange standards, unless Chevron common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply." Finding that the definition of "independent director" is a "central aspect of the proposal," the Staff concurred that the proposal's reference to the standard of the New York Stock Exchange, without an explanation of what that particular standard entailed, caused the proposal to be impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3). In reaching this conclusion, the Staff cited *Staff Legal Bulletin No. 14G* (October 16, 2012) and noted that:

> "[W]e believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with

> reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

See also Ashford Hospitality Trust, Inc. (March 15, 2013) (same); and *Comcast Corporation* (March 15, 2013) (concurring in the exclusion of a proposal that requested that the company amend its articles of incorporation to require the chairman of the board of directors to be an independent director "as defined by the rules of the NASDAQ Stock Market," because "the proposal does not provide information about what the NASDAQ's definition of 'independent director' means").

The Staff's position in these more recent no-action letters is consistent with its historical approach to situations where reference in the proposal to an external standard renders the proposal so vague and indefinite that neither stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In *The Boeing Company* (February 10, 2004), a stockholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard of independence, but failed to adequately describe or define that standard such that stockholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite, because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corporation* (March 7, 2008); *Schering-Plough Corporation* (March 7, 2008); and *JPMorgan Chase & Co.* (March 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The Staff's position in these no-action letters is consistent with other situations in which the Staff has concurred that references to specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (March 30, 2012), a stockholder proposal sought to provide proxy access to any stockholders who "satisfy SEC Rule 14a-8(b) eligibility requirements," without explaining the eligibility requirements set forth in Rule 14a-8(b). Indicating that the specific eligibility requirements "represent a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and indefinite and, therefore,

MCKESSON

excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See also Chiquita Brands International, Inc.* (March 7, 2012) (same); *MEMC Electronic Materials, Inc.* (March 7, 2012) (same); *Sprint Nextel Corp.* (March 7, 2012) (same); *Exxon Mobil Corporation (Naylor)* (March 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (February 16, 2010, *recon. denied* March 2, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); and *Johnson & Johnson* (February 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

The Proposal, which states that the Company's board of directors should adopt a policy that the board's chairman be "an independent director according to the definition set forth in the New York Stock Exchange listing standards," is substantially similar to the proposal in *Wellpoint, Inc., Chevron Corporation* and the other no-action letters cited above. The Proposal relies upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the Proposal but fails to describe the substantive provisions of the standard. Without a description of the applicable New York Stock Exchange listing standards, stockholders will be unable to determine the standard of independence that is the subject of the vote. As the aforementioned no-action letters indicate, the Company's stockholders cannot be expected to make an informed decisions on the merits of the Proposal without knowing what they are voting on. *See, e.g., Staff Legal Bulletin No. 14B* (September 15, 2004) (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corporation* (February 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other stockholder proposals that refer to director independence standards where the Staff did not concur that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite. In those situations, the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. *See, e.g., PepsiCo, Inc.* (February 2, 2012); *Reliance Steel & Aluminum Company* (February 2, 2012); *Sempra Energy* (February 2, 2012); *General Electric Company (Steiner)* (January 10, 2012, *recon. denied* February 1, 2012); and *Allegheny Energy, Inc.* (February 12, 2010). The requirement that the board chairman not previously have served as an executive officer of the company was presented as a partial, supplementary description of the New York Stock Exchange independence standard. In contrast, the Proposal includes only an external standard of independence (the New York Stock Exchange standard of independence) that is neither explained in, nor understandable from, the text of the Proposal or the supporting statement. *See, e.g., KeyCorp* (March 15, 2013) (concurring with the exclusion of a proposal requesting that the chairman of the company's board of directors both "(1) be an independent director, as defined in the NYSE listing standards; and (2) not have previously served as an executive officer of the [c]ompany," because the proposal did not describe the New York Stock Exchange standard of independence and the second prong of the test was distinct from the independence requirement (not supplementary or descriptive)). In this regard, the references in the Proposal's supporting statement to the separation of the roles of chairman and chief executive officer do not provide any information to stockholders on the New York Stock Exchange standard of independence that would be imposed under the Proposal. Thus, the Proposal is almost identical to the proposals in *Wellpoint, Inc.* and *Chevron Corporation*, the supporting statements of which focused on only separation of the roles of chairman and chief executive officer and did not describe the New York Stock Exchange standard of independence relied on in the proposals. Consistent with *Wellpoint, Inc.* and *Chevron Corporation*, because the Proposal relies on the New York Stock Exchange standard of independence for implementation of a central element of the Proposal without defining or explaining that standard, the Proposal is impermissibly vague and indefinite such that stockholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

Moreover, to the extent the discussion of independence in the Proposal's supporting statement that refers to the separation of the roles of chairman and chief executive officer is intended to supplement the reference to the New York Stock Exchange's standard of independence in the text of the Proposal, the Staff has concurred that, where a proposal calls for the full implementation of an external standard, as is the case here, describing only some of the standard's substantive provisions provides insufficient guidance to stockholders and the company. *See, e.g., Boeing Co.* (February 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Occidental Petroleum Corporation* (March 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights," where the proposal failed to adequately summarize the external standard despite referring to some, but not all, of the standard's provisions); and *Revlon, Inc.* (March 13, 2001) (concurring with the exclusion of a proposal seeking the "full implementation" of the "SA8000 Social Accountability Standards," where the proposal referred to some of the standard's provisions but failed to adequately describe what would be required of the company). By contrast, the Staff has declined to permit exclusion where a proposal only requested a policy "based on" an external standard if the standard is generally described in the proposal, *see Peabody Energy Corp.* (March 8, 2006) (denying no-action relief where a proposal only requested a policy "based on" the International Labor Organization's Declaration of Fundamental Principles and Rights at Work"); and *The Stride Rite Corporation* (January 16, 2002) (denying no-action relief where a proposal requested the implementation of a code of conduct "based on ILO human rights standards"). The Proposal requests that the Company adopt a policy that the chairman "be an independent director according to the definition of independence set forth in New York Stock Exchange listing standards," leaving the Company no discretion to incorporate some, but not all, of the applicable provisions of the New York Stock Exchange listing standards. Although the requirement that a director not be employed by the listed company is one element of the New York Stock Exchange standard of independence, the discussion of this provision in the Proposal's supporting statement does not clarify the additional requirements of the standard. Yet the Proposal would require compliance with those additional requirements. Consequently, stockholders voting on the Proposal will not have the necessary information from which to make an informed decision on all of the specific requirements that the Proposal would impose.

Accordingly, we believe that because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, stockholders would not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. As a result, we believe that the Proposal is so vague and indefinite that the entire proposal is excludable under Rule 14a-8(i)(3).

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

cc: International Brotherhood of Teamsters General Fund

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 7, 2013

BY FACSIMILE: 415.983.9042
BY UPS GROUND

Willie C. Bogan, Esq.
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, CA 94104

Dear Mr. Bogan:

I hereby submit the enclosed resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2013 Annual Meeting.

The General Fund has owned 110 shares of McKesson Corporation, continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: The shareholders of McKesson Corporation (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards, unless the Company's common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: We believe that a board chairman who is independent of the Company and management will promote greater management accountability to shareholders and conduct a more objective evaluation of management.

In our opinion, a board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO as is the practice at McKesson. McKesson's previous Chairman/CEO was sentenced to ten years in prison after an accounting fraud scandal cost investors $8.6 billion in share value overnight. The company paid $960 million to settle related shareholder litigation.[1] Under the leadership of our current Chairman/CEO, our Company has agreed to pay nearly $1 billion to settle litigation related to allegations of price fixing.[2]

Recent developments at McKesson reinforce our concerns. A similar proposal for independent board leadership received majority support from shareholders in 2012, yet the Board has failed to respond to this clear mandate. Furthermore, a 2012 ISS Proxy Advisory Services report showed our CEO was paid three times the median of our peer competitors and 37% of shareholders voted against the Company's executive compensation plan.

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

The CalPERS' Global Principles of Accountable Corporate Governance recommends that a company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.

We urge shareholders to vote **FOR** this proposal.

---

[1] Milt Freudenheim, "McKesson Agrees to Pay $960 Million in Fraud Suit," *The New York Times*, January 13, 2005.

[2] Timothy W. Martin, "McKesson to Pay $151 Million to Settle Drug-Pricing Suit," *Wall Street Journal*, July 27, 2012.



February 7, 2013

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corp.
One Post Street, 35th Floor
San Francisco, CA 94104

RE: McKesson Corp. - Cusip #58155Q103

Dear Mr. Bogan:

Amalgamated Bank is the record owner of 110 shares of common stock (the "Shares") of McKesson Corp., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 7/19/2006 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Maliza